SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

              Under the Securities Exchange Act of 1934

                           Amendment No. 1


                    INTEK DIVERSIFIED CORPORATION
                           (Name of Issuer)


               Common Stock, par value $0.01 per share
                    (Title of Class of Securities)


                              458134103
                            (CUSIP Number)


                         James P. Duffy, III
                            Berg and Duffy
                          200 Willis Avenue
                       Mineola, New York 11501
                            (516) 877-0070
                 (Name, Address, and Telephone Number
                   of Persons Authorized to Receive
                     Notices and Communications)


                            July 31, 1995
                    (Date of Event which Requires
                      Filing of this Statement)










If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                             SCHEDULE 13D


CUSIP No.    458134103                                         Page 2
_____________________________________________________________________
1)   NAME OF REPORTING PERSON             OCTAGON INVESTMENTS LIMITED

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
_____________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  /_/
                                                             (b)  /_/
_____________________________________________________________________
3)   SEC USE ONLY

_____________________________________________________________________
4)   SOURCE OF FUNDS

_____________________________________________________________________
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)
                                                                  /_/
_____________________________________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

_____________________________________________________________________
     NUMBER         7)   SOLE VOTING POWER
     OF                                          690,000 (See Item 5)
     SHARES         _________________________________________________
     BENEFICIALLY   8)   SHARED VOTING POWER
     OWNED BY                                    829,000 (See Item 5)
     EACH           _________________________________________________
     REPORTING      9)   SOLE DISPOSITIVE POWER
     PERSON                                      690,000 (See Item 5)
     WITH           _________________________________________________
                    10)  SHARED DISPOSITIVE POWER
                                                 829,000 (See Item 5)
_____________________________________________________________________
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
                                                 829,000 (See Item 5)
_____________________________________________________________________
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                  /_/
_____________________________________________________________________
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                 7.8%
_____________________________________________________________________
14)  TYPE OF REPORTING PERSON
                                                                   CO
_____________________________________________________________________

                             SCHEDULE 13D


CUSIP No.    458134103                                         Page 3
_____________________________________________________________________
1)   NAME OF REPORTING PERSON                         THE CEDAR TRUST

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
_____________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  /_/
                                                             (b)  /_/
_____________________________________________________________________
3)   SEC USE ONLY

_____________________________________________________________________
4)   SOURCE OF FUNDS

_____________________________________________________________________
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)
                                                                  /_/
_____________________________________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

_____________________________________________________________________
     NUMBER         7)   SOLE VOTING POWER
     OF                                          829,000 (See Item 5)
     SHARES         _________________________________________________
     BENEFICIALLY   8)   SHARED VOTING POWER
     OWNED BY
     EACH           _________________________________________________
     REPORTING      9)   SOLE DISPOSITIVE POWER
     PERSON                                      829,000 (See Item 5)
     WITH           _________________________________________________
                    10)  SHARED DISPOSITIVE POWER

_____________________________________________________________________
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
                                                 829,000 (See Item 5)
_____________________________________________________________________
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                  /_/
_____________________________________________________________________
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                 7.8%
_____________________________________________________________________
14)  TYPE OF REPORTING PERSON
                                                                   OO
_____________________________________________________________________

                             SCHEDULE 13D


CUSIP No.    458134103                                         Page 4
_____________________________________________________________________
1)   NAME OF REPORTING PERSON                         OCTAGON LIMITED

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
_____________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  /_/
                                                             (b)  /_/
_____________________________________________________________________
3)   SEC USE ONLY

_____________________________________________________________________
4)   SOURCE OF FUNDS

_____________________________________________________________________
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)
                                                                  /_/
_____________________________________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

_____________________________________________________________________
     NUMBER         7)   SOLE VOTING POWER
     OF                                          139,000 (See Item 5)
     SHARES         _________________________________________________
     BENEFICIALLY   8)   SHARED VOTING POWER
     OWNED BY                                    829,000 (See Item 5)
     EACH           _________________________________________________
     REPORTING      9)   SOLE DISPOSITIVE POWER
     PERSON                                      139,000 (See Item 5)
     WITH           _________________________________________________
                    10)  SHARED DISPOSITIVE POWER
                                                 829,000 (See Item 5)
_____________________________________________________________________
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
                                                 848,300 (See Item 5)
_____________________________________________________________________
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                  /_/
_____________________________________________________________________
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                 7.8%
_____________________________________________________________________
14)  TYPE OF REPORTING PERSON
                                                                   CO
_____________________________________________________________________

Item 2.   Identity and Background.

          (a) (c), (f) Of the 829,000 Shares that are the subject of this Amendment, 690,000 are owned by Octagon Investments Limited
("Octagon Investments") and 139,000 are owned by Octagon Limited.

          This Amendment is being filed by Octagon Investments, Octagon Limited, and The Cedar Trust (the "Trust"). Octagon Investments,
Octagon Limited, and the Trust are collectively referred to herein as the "Reporting Persons".

          Octagon Limited is a company incorporated under the laws of Guernsey. Its principal business is securities investment and trading, and the address of its principal business and principal office is LaTourgand House, Lower Pollet, St Peter Port, Guernsey, Channel Islands GY11 4EA. Octagon Limited is a 100% owned subsidiary of Octagon Holdings Limited ("Octagon Holdings"), a company incorporated under the laws of Guernsey. Octagon Holding's principal business is to act as a holding company.

          The name, residence or business address, present principal occupation or employment and citizenship (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of Octagon Limited are set forth in Section A of Schedule I annexed to the
Schedule 13D dated June 27, 1995 (the "initial Schedule 13D"), of Cedar Trust and Octagon Investments except that John N. Le Conte is not an officer or a director of Octagon Limited.

Item 3.   Source and Amount of Funds or Other Consideration.

          Octagon Limited borrowed the funds it used to make purchases of the Shares pursuant to a Facility Agreement, dated January 15, 1992 (the "Facility Agreement"), between Octagon Limited and Pierson ICS Limited (now MeesPierson ICS, Limited), a company incorporated under the laws of the United Kingdom ("MeesPierson). The foregoing description of the Facility Agreement is qualified in its entirety by reference to the copy thereof filed herewith as Exhibit 2, which is hereby incorporated herein by reference.

Item 4.   Purpose of Transaction.

          The Shares were acquired for investment purposes.

          Depending upon market conditions and other relevant economic factors then prevailing, Octagon Investments and/or Octagon Limited may acquire or dispose of additional Shares, or options to purchase Shares, or other securities of the Issuer. Since April 28, 1995, Octagon Investments has sold Shares acquired upon the exercise of Options, and Octagon Limited has bought and sold Shares. See Item 5.

          Except as set forth herein, none of the Reporting Persons has any present plans or proposals that would result in or relate to any of the transactions required to be described in subparagraphs (a) through

(j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) As of December 19, 1995, the Reporting Persons benefi-cially own 829,000 Shares, equal to 7.8% of the Shares outstanding (based on 10,571,873 Shares outstanding as of November 14, 1995, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995). Of these 829,000 Shares, 690,000 are held by Extra Clearing as agent and for the benefit of Octagon Investments, and 139,000 are held by MeesPierson ICS, London, as agent and for the benefit of Octagon Limited. Since April 27, 1995, 890,000 Shares were purchased upon the exercise of Options under the Option Agreement (as described in the Initial Schedule 13D), and as described in the table below. Of the Shares received on the exercise of Options, 200,000 Shares were sold in the NASDAQ National Market System. See Item 5 (c) below. In addition to the Shares purchased on the exercise of Options, the Reporting Persons also purchased a net of 139,000 Shares in the NASDAQ National Market System. See Item 5 (c) below.

No. of Shares Purchased             Date                 Per Share
under Option Agreement            Purchased            Purchase Price

       35,000                   April 27, 1995            $  1.50

      200,000                   May 17, 1995                 1.50

      107,000                   June 1, 1995                 1.50

       58,000                   June 19, 1995                1.50

      490,000                   July 31, 1995                1.50

          (b) The Reporting Persons have sole voting and dispositive power over the Shares beneficially owned by them.

          (c) Since April 19, 1995, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons:
(i) listed on Schedule I to the Original Schedule 13D, (ii) the Trustees, or (iii) the persons listed with respect to Octagon Limited in response to Item 2 of this Amendment No. 1 to the Initial Schedule 13D has purchased or sold any Shares, except as described in Item 4 of the Original Sche-dule 13D and Item 5 (a) above and except that Extra Clearing as agent and for the benefit of Octagon Investments and Mees-Pierson as agent and for the benefit of Octagon Limited has purchased and sold Shares in the NASDAQ National Market System as described in the table below:

                                                         Average
No. of                                Transaction       Per Share
Shares   Company*      Date              Type          Sales Price**

 5,000      I     April 19, 1995          Sold          $ 4.50

                                                         Average
No. of                                Transaction       Per Share
Shares   Company*      Date              Type          Sales Price**

 2,500      I     April 28, 1995          Sold            5.1875

20,500      L     April 28, 1995          Buy             5.0616

 5,000      L      May 16, 1995           Buy             5.1875

 2,000      L      May 17, 1995           Buy             4.8125

20,000      L      May 18, 1995           Buy             5.5625

 5,000      I      May 30, 1995           Sold            8.25

20,500      I      May 31, 1995           Sold            8.00

 2,500      I      May 31, 1995           Sold            7.75

 3,800      I      June 1, 1995           Sold            8.375

25,000      I      June 2, 1995           Sold            8.375

 7,700      I      June 6, 1995           Sold            9.00

 5,000      I      June 6, 1995           Sold            9.25

 5,000      I      June 6, 1995           Sold            9.375

 1,500      I      June 6, 1995           Sold            9.50

 2,300      I      June 6, 1995           Sold            9.5625

23,500      I      June 12, 1995          Sold            9.625

26,500      I      June 12, 1995          Sold            9.875

10,000      I      June 14, 1995          Sold            9.75

 4,500      I      June 14, 1995          Sold            9.5625

19,500      I      June 15, 1995          Sold            9.75

   500      I      June 15, 1995          Sold            9.1875

10,000      I      June 19, 1995          Sold            10.125

10,000      I      June 20, 1995          Sold            10.125

17,500      L      June 22, 1995          Sold            10.2843

 4,700      I      June 23, 1995          Sold            10.125

                                                         Average
No. of                                Transaction       Per Share
Shares   Company*      Date              Type          Sales Price**

10,000      L      July 6, 1995           Sold            10.2843

10,000      L      July 7, 1995           Sold            10.7693

57,700      L     August 31, 1995         Buy             6.2108

46,000      L     September 1, 1995       Buy             7.7019

17,100      L     September 5, 1995       Buy             7.726

17,000      L     September 8, 1995       Buy             7.81

96,100      L     September 11, 1995      Sold            7.3895

12,500      L     September 12, 1995      Buy             7.56

 4,500      L     September 14, 1995      Sold            7.63

 7,800      L     September 14, 1995      Buy             7.839

10,500      L     September 19, 1995      Buy             8.1909

   800      L     September 20, 1995      Buy             8.185

47,000      L     September 22, 1995      Buy             8.06

 4,500      L     October 23, 1995        Sold            7.625

14,500      L     October 24, 1995        Sold            7.6638

15,000      L     October 27, 1995        Sold            7.70825

 7,500      L     October 31, 1995        Sold            8.03

16,500      L     November 2, 1995        Sold            8.250

 2,200      L     November 6, 1995        Sold            8.0056

 9,500      L     November 7, 1995        Sold            8.000

50,000      L     November 20, 1995       Sold            7.829

30,000      L     November 21, 1995       Sold            7.882

19,300      L     November 30, 1995       Sold            7.750

 *I stands for Octagon Investments and L for Octagon Limited.
**Before Commissions

Item 7.   Material to be Filed as Exhibits.

     Exhibit 1 --   Agreement of joint filing pursuant to Rule 13d (1)-f.

     Exhibit 2 --   Facility Agreement dated January 15, 1992, between
                    Pierson ICS Limited (now MeesPierson ICS, Limited), and Octagon Limited.

                               SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certified that the information set forth in this Statement is true, complete and correct.


Dated:    January 8, 1996



                                        OCTAGON INVESTMENTS LIMITED


                                   By:  /s/  Bernard A.E. Saunders
                                        Signature


                                        Bernard A.E. Saunders, Chairman
                                                  Name/Title


                                        OCTAGON LIMITED


                                   By:  /s/  Bernard A.E. Saunders
                                        Signature


                                        Bernard A.E. Saunders, Chairman
                                                  Name/Title


                                        THE CEDAR TRUST


                                   By:  /s/  J.M. Smith
                                        Signature


                                              J.M. Smith, Trustee
                                                  Name/Title


                                   By:  /s/  John Ludden
                                        Signature


                                             John Ludden, Trustee
                                                  Name/Title

                            EXHIBIT INDEX

Exhibit                                Description

   1              Agreement of joint filing pursuant to Rule 13d (1)-f.

   2 Facility Agreement dated January 15, 1992, between Pierson ICS Limited (now MeesPierson ICS, Limited), and Octagon Limited.

                                                              Exhibit 1

                       AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission, Amendment No. 1 to the Statement on
Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Amendment, as so filed, is filed on behalf of each of them.

This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:  January 8, 1996

                                        OCTAGON INVESTMENTS LIMITED

                                   By:  /s/  Bernard A.E. Saunders
                                        Signature


                                        Bernard A.E. Saunders, Chairman
                                                  Name/Title


                                        OCTAGON LIMITED

                                   By:  /s/  Bernard A.E. Saunders
                                        Signature


                                        Bernard A.E. Saunders, Chairman
                                                  Name/Title


                                        THE CEDAR TRUST

                                   By:  /s/  J. Marcus Smith
                                        Signature


                                           J. Marcus Smith, Trustee
                                                  Name/Title


                                   By:  /s/  John Ludden
                                        Signature


                                             John Ludden, Trustee
                                                  Name/Title

                                                              Exhibit 2

Our Ref:  SPG/CKW/10313                         I C S

15th January 1992                        PIERSON ICS LIMITED
                                  99 Gresham Street, London EC2V 7PH
Attn: Mr & Mrs Burdell                  Telephone: 071-696 0500
                                   Fax: 071-600 1732 - Telex: 265704
Octagon Trading Ltd
Villa Marie Antoinette
61 Ave Claude Vignon
St Jean Cap Ferrat
France 06230

Dear Mr & Mrs Burdell,

We would like to confirm at this time that your credit line with us has been increased to L40,000,000.00 (Forty Million Pound Sterling). This line is available to you until further notice and will be reviewed every six months.

The conditions of the line are as follows:

   - You can draw in current account and take up advances up to 12 months in the form of term loans in sterling as well as all other convertible currencies.

   -    Rates: Current account - ABN-Amro base plus 1.5%
                  Term Loans      - Interbank offered rate plus .75%
                  Credit balances - ABN Amro base minus 1.5%

   - Outstanding borrowings converted to sterling at the prevailing exchange rate may not exceed the above line of L40,000,000.00.

   - The agreed trading parameters (see enclosed) are adhered to at all times.

As to the matter the financial position of Mr Burdell we are in receipt of a letter from Messrs Meltzer, Lippe, Goldstein & Wolf confirming that the matter is in the process of being resolved. We would appreciate being informed on any progress, and invite you to give us an update on the situation in any case no later than the end of the first quarter of this year.




                  Member of The London Stock Exchange
                  Member of The Securities & Futures Authority
                  Member of all Principal London Exchanges
                  Registered Office: As Above
                  Registered in England No: 1910192

Page 2                                          I C S
15th January 1992


We invite you to forward to us an appropriate board resolution accepting this facility.

We invite you to sign this letter and the enclosed exhibit as evidence of your agreement to the terms and conditions of our arrangement.


Confirmation
            __________________________________________
             For and on behalf of Octagon Trading Ltd

                                                     /S/

OCTAGON TRADING PARAMETERS                      I C S


Leverage

Bonds

   Fully hedged positions
         (equity and interest)                  15 to 1

   Partial hedge
         (interest only)                             10 to 1

Other

   Unhedged warrants (maturity over 1 year)      2 to 1
   Unhedged options (maturity below 1 year)      1 to 1


Haircut

   SPA requirements + 30%

Exposure

   No more than 25% of credit line for any
   one related position - hedged

   No more than 10% of credit line for any
   one related position - partial hedge

   No more than 20% of haircut for any one
   related position.

Quality of bonds
   Pre-advise and pre-approval by ICS for any unrated bond positions or any positions which last for more than one year.

   Trading in rated bonds restricted to AA
   rating or better.


(10212.let)


Confirmation
            ________________________________________________
             Signed for and on behalf of Octagon trading Ltd

                                                          /S/

OCTAGON TRADING PARAMETERS                      I C S


Leverage

Bonds

   Fully hedged positions
         (equity and interest)                  15 to 1

   Partial hedge
         (interest only)                             10 to 1

Other

   Unhedged warrants (maturity over 1 year)      2 to 1
   Unhedged options (maturity below 1 year)      1 to 1


Haircut

   SPA requirements + 30%

Exposure

   No more than 25% of credit line for any
   one related position - hedged

   No more than 10% of credit line for any
   one related position - partial hedge

   No more than 20% of haircut for any one
   related position.

Quality of bonds
   Pre-advise and pre-approval by ICS for any unrated bond positions or any positions which last for more than one year.

   Trading in rated bonds restricted to AA
   rating or better.


(10212.let)



                                           /S/